

VIA FACSIMILE AND U.S. MAIL

February 24, 2010

Kent W. Hackamack
Vice President of Finance and Treasurer
Titan International, Inc.
2701 Spruce Street
Quincy, Illinois 62301

> **RE: Titan International, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Forms 10-Q for the Periods Ended March 31, 2009, June 30, 2009 and**
> **September 30, 2009**
> **Definitive Proxy Statement on Schedule 14A filed March 30, 2009**
> **File No. 1-12936**

Dear Mr. Hackamack:

We have reviewed your response letter filed on February 12, 2010 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. We note your statement that the License Agreement that allows you to use the Goodyear name in your farm tire business is not required to be filed as a material contract because it was entered into in the ordinary course of business. Please note, however, that contracts entered into in the ordinary course of business may still be material contracts that are required to be filed if you are substantially dependent upon the contract, such as, for example, if your business depends to a material extent on an agreement to use a trade name. Please see Item 601(b)(10)(ii)(B) of Regulation S-K. Please file the License Agreement or explain why it is not a material contract under this criteria.

2. We note your response to comment eight of our letter dated December 1, 2009. Please tell us why, notwithstanding that the contract with John Deere was entered into in the ordinary course of business, the contract is not one upon which you are substantially dependent, such that the contract should be filed as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. In this regard we note disclosures throughout your filing of the significant percentages of net sales attributable to Deere in 2007 and 2008.

3. We note your response to comment 11 of our letter dated December 1, 2009; however, Exhibit 10 to Form 8-K filed with the Commission on February 2, 2009 appears to be missing a number of pages (including the signature pages), as well as all of the schedules and the exhibits. Please file the complete copy of the Amended and Restated Credit Agreement with your next Form 10-K.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON MARCH 30, 2009

General

4. For additional guidance related to the comments we have raised below, please refer to:
    - Staff Observations In the Review of Executive Compensation Disclosure, available on our website at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm; and
    - Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, in particular Sections 117 through 119.

Compensation Discussion & Analysis, page 11

5. We note your disclosure in response to comment 16 of our letter dated December 1, 2009. We note that with the exception of Mr. Mitchell Quain, who sits on the board of Magnetek, Inc., no other directors seem to serve on public company boards (see disclosure on pages 4 and 6 of the proxy statement). Please ensure that in future filings your disclosure describes in reasonable detail all of the elements considered by the compensation committee, and how those elements were analyzed for purposes of making executive compensation decisions. Disclosure such as "[t]he internet or my office supplies public surveys" does not enhance the investors' understanding of how the committee establishes the compensation policies. In addition, to the extent that the compensation committee benchmarks compensation, then in future filings include appropriate disclosure in compliance with Item 402(b)(2)(xiv) of Regulation S-K, including but not limited to the names of the comparative companies, what level of compensation Titan aims to pay in relation to the other companies, and what level it actually did pay in relation to those companies.

6. We note your disclosure in response to comment 17 of our letter dated December 1, 2009. To the extent that the rolling out of the super giant radial off-the-road tire, including its testing through the development of the largest bull wheel, were goals considered solely for purposes of determining Mr. Taylor's total compensation package, please make appropriate

disclosures in future filings, including, among other things, how the committee evaluated Mr. Taylor's performance and his specific contributions with respect to these goals and how the committee's evaluation translated into objective pay determinations.

7. Your response to comment 18 of our letter dated December 1, 2009, as well as your response to comment five of our letter dated January 20, 2010 do not address how the committee evaluated "current performance" or what specific contributions of each named executive officer the committee took in consideration in making its decisions regarding reported compensation. Your February 12 response is more focused on the Committee's general process as it applies historically ("[t]here have been years when the Company did not make money and the executives did not receive a bonus . . ."). To the extent that the committee's determination in setting base salaries or bonus amounts with respect to the year for which you are reporting compensation is a subjective determination, please make such disclosure in future filings. Otherwise, please revise your future filings to not only list examples of performance, but to describe in reasonable detail each named executive's specific accomplishments influencing the committee's compensation decisions with respect to the year in which reported compensation was paid. This comment also applies to comment 19 of our December 1, 2009 letter.

8. Regarding comment 22 of our letter dated December 1, 2009, please ensure that you include your response of February 12, 2010 in the disclosure in your 2010 proxy statement.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Era Anagnosti, Attorney, at (202) 551-3369 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief